March 6, 2003

U.S. Securities and Exchange Commission

(EDGAR FILING)

Gentlemen:

Enclosed is a copy of the disclosure letter we filed today with the Philippine Stock Exchange and the Securities and Exchange Commission advising that PLDT has entered into an interim agreement with WorldCom covering the period from 28th February to 31st March 2003 in respect of termination of WorldCom’s U.S. outbound traffic to PLDT.

Thank you.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

March 6, 2003	SECURITY CODE: CM-040

Philippine Stock Exchange, Inc.

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Mr. Jose G. Cervantes

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a Current Report with respect to a discloseable event/information. This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Thank you.

Very truly yours,

FLORENTINO D. MABASA, JR.

Asst. Corporate Secretary

FDM:csm

Enc.

March 6, 2003

SECURITIES & EXCHANGE COMMISSION

Corporate Finance Department

SEC Building, EDSA

Mandaluyong City

Attention : Atty. Justina F. Callangan

Director, Corporate Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1(b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report with respect to a discloseable event/information.

Thank you.

Respectfully yours,

FLORENTINO D. MABASA, JR.

Asst. Corporate Secretary

FDM:csm

Enc.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

1.                  6 March 2003

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3004; 814-4088

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.             Securities registered pursuant to Sections 8 of the Securities Regulation Code

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

PLDT hereby gives notice that it has entered into an interim agreement with WorldCom covering the period from 28th February to 31st March 2003 in respect of termination of WorldCom’s U.S. outbound traffic to PLDT. The interim agreement was entered into by the parties to provide continuity of flow of traffic while they are in the process of negotiating for new termination rates consistent with the Order issued by the NTC dated February 7, 2003. The effectivity of the new termination rates agreed by the parties shall retroact to February 1, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE

TELEPHONE COMPANY

FLORENTINO D. MABASA, JR.

Asst. Corporate Secretary

Date: 6 March 2003

Distribution Copies: 5 copies - Securities and Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary